August 13, 2013

Via Edgar

Mr. Terence O’Brien

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.W.

Washington, D.C. 20549

Re:	Comment Letter dated July 19, 2013 relating to Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and Current Report on Form 8-K filed June 7, 2013 (the “Form 8-K”) of LyondellBasell Industries N.V. (the “Company”); File No. 1-34726

Dear Mr. O’Brien:

In connection with the Commission’s review of the Company’s Form 10-K, we submit the following responses to the comments included in your letter, which includes the original comments from your letter in bold italics followed by our responses.

We understand that you will be reviewing our responses and may have additional comments. We welcome any questions you may have and thank you for the attention devoted to our filings.

1. On pages 11, 19, and 38, you refer to your business contacts with the Middle East and/or Africa, regions that include Syria and Sudan. As you know, Syria and Sudan are countries that are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic and export controls. Please provide us with information regarding any contacts with Syria and Sudan since your letter to us dated July 26, 2010. Your response should describe any raw materials, products, equipment, components, technology, or services you have provided into Syria and Sudan, whether through direct or indirect arrangements, and any agreements, arrangements, or other contacts you have had with the governments of Syria and Sudan or entities they control.

Response:

In response to the specific references that the Staff has mentioned, the Company would like to clarify its references to the Middle East and/or Africa in the Form 10-K. Specifically, on page 11 of the Form 10-K, the Company mentions sales and marketing of I&D products in the Middle

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

East and Africa. The countries in which the Company makes sales of its I&D products include Saudi Arabia, Egypt, Morocco, South Africa and the United Arab Emirates. On page 19 of the Form 10-K, the Company has mentioned, in its Risk Factors, the political instability of certain countries that may adversely affect the ability of the Company to procure certain raw materials for its operations. The Company specifically mentioned the Middle East and North Africa in this risk factor, which was meant to describe continuing unrest in Egypt and other countries in the region that may affect OPEC generally, thereby adversely affecting the Company’s costs of feedstocks. Finally, the Company, on page 38 of its Form 10-K, noted that Income from Equity Investments was impacted by lower operating results of joint ventures in the Middle East. As the Company has disclosed in its Form 10-K, the Company is party to three separate joint ventures in Saudi Arabia.

None of the Company’s references to the Middle East and/or Africa specifically or by implication should cause the Staff or investors to believe that the Company is engaged in business activities in countries that are state sponsors of terrorism. The Company has previously disclosed its policy to cease all business in certain jurisdictions and continues to comply with this policy.

The Company believes that the above explanations as to the references to the Middle East and/or Africa are responsive to the Staff’s comment. However, in order to be fully responsive and to ensure there is no misunderstanding, the Company submits the following history of the Company’s dealings with Syria and Sudan.

In 2009, the Company’s management directed its non-U.S. subsidiaries to suspend all new business in certain nations subject to U.S. sanctions, including Syria and Sudan. On or about August 20, 2010, management decided to permanently cease all existing business in certain nations subject to U.S. sanctions, including Syria and Sudan. Other than as noted below, the Company has had no contacts with Syria or Sudan since the Company’s response to the Staff’s comments in its letter dated July 26, 2010. Further, other than as noted below, the Company has provided no raw materials, products, equipment, components, technology, or services into Syria or Sudan, whether through direct or indirect arrangements since the date of the Company’s prior response letter dated July 26, 2010. Finally, other than as noted below, the Company has had no other contacts with the governments of Syria or Sudan or entities they control since the referenced letter dated July 26, 2010.

Between July 31, 2010 and September 16, 2010, on four different occasions, Basell International Trading FZE, a United Arab Emirates limited liability company owned by Basell International Holdings B.V., a Dutch indirect, wholly-owned subsidiary of the Company, shipped polypropylene and polyethylene resins to three separate customers located in Syria. The aggregate purchase price for all shipments was approximately $1.4 million. These sales were all made pursuant to pre-existing orders with the Company as of or before the Company’s August 2010 decision to permanently cease all business with nations subject to U.S. sanctions.

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

2. Please discuss for us the materiality of any contacts with Syria and Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria or Sudan.

Response:

Please see the Company’s response to Comment #1, above. Given the Company’s August 2010 management decision to cease all business in nations subject to U.S. sanctions and the lack of contacts with Syria and Sudan other than those contacts listed above, the Company does not believe that there are any quantitative or qualitative factors relating to Syria or Sudan that a reasonable investor would deem important when making an investment decision in the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 37

3. In future filings, please quantify the extent to which increases/decreases in volume and pricing contributed to the increase or decrease in operating income at the consolidated level and the reportable segment level for each period presented. Please also quantify the impact of any other factors disclosed as materially impacting operating income for each period presented at the consolidated level and the segment level. For example in your first quarter of fiscal year 2013 Form 10-Q, your discussion and analysis of operating income at the segment level notes increased sales volumes and lower costs of NGL-based raw materials positively impacted margins. These factors were offset by a decline in average sales prices. The disclosure does not quantify the extent to which these three factors contributed to the overall increase in operating income at the segment level. Please see your analysis of revenues for each period presented and refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

Response:

The Company confirms that in its future filings, it will include in its MD&A narrative to quantify, at both the consolidated and reporting segment level, the extent to which increases or decreases in volume and prices impacted operating income. Additionally, the Company will describe and quantify any other significant increases or decreases that, in the Company’s judgment, are necessary for a better understanding of our results of operations.

4. We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to defined benefit and other postretirement adjustments and foreign currency translations. Please expand your analysis to provide a comprehensive discussion and analysis of how the changes in the material assumptions impacting pension expense (e.g., discount rate and estimated long-term return on plan assets) led to the recognition of a pre-tax loss of $159 million for fiscal year 2012 and $398 million for fiscal year 2011.

Response:

The Company confirms that in future filings it will include additional disclosures to provide a comprehensive discussion of the impact that material assumptions used in determining our benefit obligations have had on our comprehensive income. Specifically, the Company intends to include disclosure substantially as follows:

“In 2012, $198 million of actuarial losses primarily reflect $261 million of discount rate assumption changes and other immaterial liability experience gains and losses, partially offset by $63 million of gains resulting from asset return in excess of expected return. In 2011, $382 million of actuarial losses primarily reflect $241 million due to discount rate assumption changes and other immaterial liability experience gains and losses and $141 million of losses resulting from actual asset return less than expected return.

See “Critical Accounting Policies” below and Note 16 to the Consolidated Financial Statements for additional information on the key assumptions included in calculating the discount rate and expected return on plan assets.”

Liquidity and Capital Resources, page 56

5. Given your significant foreign operations, please enhance your liquidity disclosure to address the following:

•

Disclose the amount of cash and cash equivalents held by foreign subsidiaries as compared to your total amount of cash and cash equivalents as of December 31, 2012. To the extent that one jurisdiction holds a material portion of cash and cash equivalents, please disclose this fact along with the amount.

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

•

Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations. Please refer to your disclosure at the top of page 23 to your Form 10-K.

Response:

The Company confirms that in future filings it will revise its liquidity and capital resources disclosure in accordance with the Staff’s comment. At the top of page 23 in our Form 10-K, we noted that we operate with the objective of having worldwide cash available in locations where it is needed, including The Netherlands for our parent company’s significant cash obligations as a result of dividend and interest payments and that it is possible we may not always be able to provide cash to other jurisdictions when needed or that such payments will not be subject to additional taxes, including withholding taxes. This disclosure was included in the Company’s Risk Factors to provide investors with information important to their investment decision; notably, the possibility that there could be legal or economic restrictions that would impede our transfers of cash. The Company does not believe there currently are restrictions that would significantly impact the Company’s ability to meet its cash obligations as a result of any such restrictions.

In future filings, the Company intends to specify those jurisdictions where there are restrictions that may be important to investors. Currently, there are no such restrictions, which the Company will clarify in future filings to the extent it remains the case. The Company’s only current legal restriction is a result of government imposed currency-restrictions in Argentina, where, as of December 31, 2012, only 0.5% of the Company’s cash and cash equivalents were located.

The Company confirms it will disclose the jurisdictions where significant cash balances are held. As of December 31, 2012, this included the United States, where approximately 76% of the Company’s $2.7 billion of consolidated unrestricted cash and cash equivalents were held.

Finally, the Company confirms that it will include disclosure related to the expectations of other legal or economic restrictions on the ability to transfer funds to our parent company, and the impact of such restrictions, to the extent applicable.

Please also see the Company’s response to Staff Comment #20.

Critical Accounting Policies, page 58

Long-Lived Assets, page 59

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

6. In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., what is the lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Response:

When events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, the Company evaluates definite lived intangible assets for impairment. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, which for the Company is generally at the plant group level (or, at times, individual plants in certain circumstances where we have isolated production units with separately identifiable cash flows). When it is probable that the undiscounted cash flows of a tangible asset or asset group will not be sufficient to recover the carrying amount, the asset is written down to its estimated fair value. In-process research and development projects are impaired when abandoned.

The Company confirms that, in future filings, it will disclose, substantially as presented above, this information.

Long-Term Employee Benefit Costs, page 59

7. In future filings, please provide a sensitivity analysis for the material assumptions used to estimate your US and non-US pension liability and cost. Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

The Company confirms that in future filings, it will provide a sensitivity analysis for the discount rates and weighted average expected long-term rates of returns on U.S. and non-U.S. plan assets, the material assumptions used in estimating pension liability and cost. The Company intends to provide the potential impact on the Company’s pre-tax earnings as a result of changes in key assumptions, including discount rates and expected returns, respectively. The Company believes this additional information will provide the investor with information that shows that, while we believe that the assumptions we use are appropriate, differences between expected and actual experience may affect our operating results.

Accruals for Taxes Based on Income, page 61

8. We note that you have a valuation allowance for $511 million of the $514 million net operating loss carryforwards recognized as of December 31, 2012. We further note that you have released a portion of the valuation allowance during all three of the successor periods. Finally, we note that you have recognized US and non-US income before income taxes for all three of the successor periods presented. In future filings, please expand your disclosures to provide investors with a better understanding as to why you do not think it is more likely than

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

not that you will realize $511 million of your $514 million net operating loss carryforwards. Please also disclose the amount of net operating loss carryforwards and valuation allowance recognized by jurisdiction along with the amount of taxable income/(loss) by jurisdiction recognized for each period presented to provide investors with context for your conclusion that the net operating loss carryforwards are not more likely than not to be realized. Please refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosure you would have provided in your fiscal year 2012 Form 10-K in response to this comment.

Response:

The Company will include in the December 31, 2013 Form 10-K and applicable future filings additional disclosure relating to changes in and analysis of valuation allowances. Following is the proposed revised disclosure using fiscal 2012 data.

“At December 31, 2012 and 2011, we had total tax losses carried forward in the amount of $1,787 million and $2,120 million, respectively, for which a deferred tax asset was recognized at December 31, 2012 and 2011 of $554 million and $609 million, respectively.

The expiration of the tax losses carried forward and the related deferred tax asset, before valuation allowance, as of December 31, 2012 were as follows:

Millions of dollars	Net Operating Loss Carry Forwards	Deferred Tax on Net Operating Loss Carry Forwards
2013	$1	$—
2014	14	4
2015	116	38
2016	4	1
2017	17	3
Thereafter	447	119
Indefinite	1,188	389

	$1,787	$554

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

Our deferred tax assets on net operating losses are shown below by jurisdiction:

Millions of dollars	Deferred Tax Assets On Net Operating Losses December 31, 2012	Deferred Tax Assets On Net Operating Losses December 31, 2011	Deferred Tax Assets On Net Operating Losses December 31, 2010
France	$332	$285	$293
Canada	93	90	85
United Kingdom	33	34	52
Spain	34	33	30
Netherlands	32	98	153
Other	30	69	32

	$554	$609	$645

Valuation allowances are provided against certain net deferred tax assets, primarily for the tax losses carried forward, for operations in France, Canada, the United Kingdom, and Spain. In assessing the recoverability of the deferred tax assets, we consider whether it is more likely than not that the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

In order to fully realize the deferred tax assets related to the tax losses carried forward, we will need to generate sufficient future taxable income in the countries where these net operating losses exist during the periods in which the net operating losses can be utilized. Based upon projections of future taxable income over the periods in which the net operating losses can be utilized and/or the temporary differences can be reversed, management believes it is more likely than not that only the net deferred tax assets in excess of the valuation allowance of $551 million at December 31, 2012 will be realized. A summary of the valuation allowances by primary jurisdiction is shown below. The summary reflects the valuation allowances for all the net deferred tax assets, including deferred tax assets for net operating losses and other tax temporary differences.

Millions of dollars	Valuation Allowances on Net Deferred Tax Assets December 31, 2012	Valuation Allowances on Net Deferred Tax Assets December 31, 2011	Valuation Allowances on Net Deferred Tax Assets December 31, 2010
France	$378	$392	$369
Canada	103	96	84
United Kingdom	43	54	67
Spain	22	21	28
Other	5	7	10

	$551	$570	$558

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

The decrease in 2012 from 2011 relates primarily to the utilization of tax attributes in our French operations for which a valuation allowance continues to be provided. The change in the current year valuation allowance was impacted by a restructuring of certain of our operations in France, which did not impact income tax expense. Although the French operations were profitable for book purposes in 2012, these operations had a cumulative three year book loss (primarily attributable to the restructuring and the recent economic downturn in Europe) and are projected to generate tax losses, providing sufficient negative evidence that precludes a determination that it is more likely than not that all of the deferred tax asset will be realized. In terms of Canada, the United Kingdom and Spain, the Company continues to maintain valuation allowances against the net deferred tax assets in these jurisdictions given their cumulative three year book losses, the projection of future losses and/or limited future reversal of deferred tax liabilities, consideration of which precludes a determination that it is more likely than not that the deferred tax assets will be realized. The Company will continue to closely monitor future results in determining the potential realization of the deferred tax assets.

The net valuation allowance increase in 2011 from 2010 relates primarily to restructuring of the French operations. The impact of the valuation allowance increase related to the French operations is reflected as a component of discontinued operations in the Consolidated Statement of Income.

During the Predecessor period, the Company recorded a valuation allowance of $262 million against deferred tax assets, primarily related to our French operations and various deferred tax assets resulting from the implementation of fresh-start accounting. In the 2010 Successor period, we reversed valuation allowances attributable to our Dutch net operating loss carryforwards as improved business results combined with a restructuring of debt caused us to conclude that it is now more likely than not that the deferred tax assets will be realized. We also reversed valuation allowances during the 2010 Successor period related to a portion of our French net deferred tax assets due to a restructuring of our French operations. These reversals resulted in a net decrease in income tax expense of $266 million in the Successor period. There were also changes in the valuation allowances for 2012, 2011 and 2010 related to translation adjustments.”

2. Summary of Significant Accounting Policies, page 78

Revenue Recognition, page 83

9. In future filings, please expand your disclosures for the three types of revenue-generating transactions and provide investors with an understanding of the extent each of these types of transactions impacted sales for each period presented. For your product sales, please expand your disclosure to clarify that all of the elements for revenue recognition have been met in accordance with ASC 605-15-25-1. For the products shipped on consignment, please explain the nature of the consignment sales, your process for determining when the customer uses

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

the products to then recognize revenue, and confirmation that all of the other elements for revenue recognition have been met at this time. For your licensing contracts, please clarify what the agreed upon terms are. Please also provide investors with an understanding of the extent to which these three types of revenue-generating transactions impact the consolidated statements of income. Please provide us with the disclosure you intend to include in future filings.

Response:

Historically, the Company has disclosed its revenue recognition policy for consignment sales and licensing contracts in addition to product sales. Revenue from consignment sales and licensing contracts accounted for 2% and 0.03%, respectively, of total Company revenues in the year ended December 31, 2012. As a result of the immateriality of these types of revenue-generating transactions, the Company has determined that expanded disclosures for these types of revenues will not be useful to investors. Therefore, the Company proposes to omit the descriptions of its revenue recognition policies for both consignment sales and license contracts. We believe the omissions are proper under SAB Topic 13.B, Disclosures and the requirements of ASC 235-10-50-3.

With respect to the Staff’s comments relating to the product sales, we intend to expand our disclosure as follows, which we believe will provide the necessary information for investors to understand our recognition of revenues:

“Revenue Recognition— Significantly all of the Company’s revenue is derived from product sales. Revenues are recognized when sales are realized or realizable, and the earnings process is complete. Revenue from product sales is recognized when the price is fixed or determinable, collectability is reasonably assured, and the customer has an obligation to pay at the time of transfer of title and risk of loss to the customer, which usually occurs at the time of shipment. Revenue is recognized at the time of delivery if we retain the risk of loss during shipment.”

3. Discontinued Operations and Related Items, page 85

10. In future filings, please expand your disclosure for the closure of the Berre refinery to explain to investors the facts and circumstances considered when concluding that the closure of the Berre refinery met the definition of a discontinued operation in the second quarter of 2012. Refer to ASC 205-20-45-1 – 45-3 for guidance.

Response:

In September 2011, the Company reported that the management of certain of our indirect subsidiaries intended to initiate consultations with their works councils on the potential cessation of refinery operations at our refinery in Berre and of the associated refined products business. In January 2012, these operations were suspended in accordance with an agreement with the relevant works councils. Notwithstanding the suspension of operations and the

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

recording of charges related to the costs of the social plan for employees and inventory write-downs, the Company only began reporting the Berre refinery as a discontinued operation under ASC 205 in the second quarter of 2012. The determination by the Company that the Berre refinery met the definition of a “discontinued operation” in the second quarter of 2012 was based on (i) the ongoing cash flows of the refinery, which became insignificant in the second quarter of 2012 as residual inventory from the refinery was liquidated and (ii) the Company and its subsidiaries ceasing to have any significant continuing involvement in the operations of the refinery during the second quarter of 2012.

The Company confirms that it will expand its future disclosures consistent with the explanation provided above.

7. Property, Plant and Equipment, Goodwill and Intangible Assets, page 89

11. In future filings, please revise your presentation of property, plant and equipment, at cost, to correspond to the components disclosed on pages 79 and 80. This will allow investors to better understand the impact changes in the components of property, plant and equipment is having on depreciation expense. Please also disclose the amount of depreciation expense recognized for each period presented. Please refer to ASC 360-10-50-1 for guidance.

Response:

The Company will revise its presentation of property, plant and equipment, at cost, in both its Property, Plant and Equipment, Goodwill and Intangible Assets and Summary of Significant Accounting Policies footnotes to address the Staff’s comment in future filings. The Company notes that it has disclosed depreciation expense, as required under ASC 360, as shown on page 90 of the Form 10-K and will continue to disclose the depreciation expense in the future.

The Company’s revised presentation of property, plant and equipment, at cost, will be classified into: (i) Land; (ii) Manufacturing facilities and equipment; (iii) Buildings; (iv) Other property; and (v) Construction in progress, substantially as follows:

Total Property, Plant and Equipment, Net	Estimated Useful Lives
		December 31,
Millions of Dollars	(years)	2013		2012
Land		xxx		$304
Manufacturing facilities and equipment	5 - 25	xxx		6,964
Buildings	30	xxx		570
Other property	3 - 15	xxx		801
Construction in progress		xxx		987

Total property, plant and equipment		xxx		9,626
Less accumulated depreciation		(xxx	)	(1,930)

Total property, plant and equipment, net		xxx		7,696

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

12. In future filings, please expand your disclosure to state the total number of manufacturing sites you have a regulatory closure obligation, and the number of manufacturing sites you have not yet recognized an asset retirement obligation. Refer to ASC 410-20-50 and ASC 410-20-55 for guidance.

Response:

The Company confirms that it will expand its disclosure in future filings to explain that in certain cases, we are contractually obligated to decommission our plants upon site exit. In such cases, we have accrued the net present value of the estimated costs. The majority of our asset retirement obligations are related to facilities in Europe. The Company believes that this expanded disclosure is in accordance with ASC 410-20-50.

8. Investment in PO Joint Ventures, page 90

13. Please tell us how you are accounting for your investment in the PO Joint Ventures, including the specific reference to the accounting literature that supports your accounting. Please also expand your disclosures here or within Note 2 to provide investors with an understanding of your accounting for this investment.

Response:

The Company accounts for the propylene oxide joint ventures (the “PO Joint Ventures”) using the equity method. Due to the unique characteristics of these ventures when compared to its other equity method investments, the Company classifies the PO Joint Ventures separately from its other equity investments on the balance sheet and provides separate footnote disclosure. The Company operates PO Joint Ventures in both the U.S. and Europe through two joint venture agreements with the joint venture partner, Bayer. Under the terms of the joint venture agreements, each partner funds its share of capital expenditures, reimburses manufacturing operating expenses excluding depreciation and amortization expenses, and receives a share of production in-kind. The PO Joint Ventures were formed solely for the benefit of the partners and do not manufacture for any other parties.

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

The Company believes its balance sheet presentation and disclosure are consistent with ASC 323-10-25. The equity investment accounts are affected by our share of the net loss of PO Joint Ventures, which is generally equal to the depreciation expense of the PO Joint Venture’s assets, and our capital contributions which are utilized by the PO Joint Ventures for capital expenditures. The PO Joint Ventures are an integral part of our Intermediates and Derivatives reporting segment manufacturing plants and, as such, the Company classifies its share of the equity loss (asset depreciation) in cost of sales consistent with where the Company reports other manufacturing related expenses, and reports its capital contributions in the investing section of the cash flow statement. Presentation of the equity loss in Cost of Sales appropriately reflects the manufacturing costs associated with the Company’s reported inventory and related margins. The Company believes this classification reflects the substance of the arrangement and the related capital contributions and equity losses recorded as capital expenditures and depreciation, respectively, are separately disclosed in Note 7 Property Plant and Equipment, Goodwill and Intangible Assets and Note 8 Investments in PO Joint Ventures of our Form 10-K.

In response to the Staff’s comments the Company will revise its disclosures as requested in future filings to include additional explanation of our accounting and reporting of the PO Joint Ventures. Following is the proposed disclosure we will use in future annual filings:

“We, together with Bayer AG and Bayer Corporation (collectively “Bayer”), share ownership in a U.S. propylene oxide (“PO”) manufacturing joint venture (the “U.S. PO Joint Venture”). The U.S. PO Joint Venture owns a PO/styrene monomer (“SM” or “styrene”) and a PO tertiary butyl alcohol (“TBA”) manufacturing facility. Bayer’s ownership interest represents an undivided interest in certain U.S. PO Joint Venture assets with correlative PO capacity reservation that resulted in ownership of annual in-kind cost-based PO production of 1.5 billion pounds in 2012 and 2011. We take in kind the remaining cost-based PO co-product and production.

In addition, we and Bayer each have a 50% interest in a separate manufacturing joint venture (the “European PO Joint Venture”), which owns a world-scale PO/SM plant at Maasvlakte near Rotterdam, The Netherlands. In substance, each partner’s ownership interest represents an undivided interest in all of the European PO Joint Venture assets with correlative capacity reservation that resulted in ownership of annual in-kind cost-based PO and SM production.

We and Bayer do not share marketing or product sales under the U.S. PO Joint Venture. We operate the U.S. PO Joint Venture’s and the European PO Joint Venture’s (collectively the “PO joint ventures”) plants and arrange and coordinate the logistics of product delivery. The partners share in the cost of production and logistics is based on their product offtake.

We account for both the U.S. PO Joint Venture and the European PO Joint Venture using the equity method. We report the cost of our product offtake as inventory and equity loss as cost of sales in our consolidated financial statements. Related production cash flows are reported in the operating cash flow section of the consolidated statements of cash flows. Capital contributions to the PO Joint Ventures are reported in the investing cash flow section of the

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

consolidated statements of cash flows. Our equity investment in the PO joint ventures represents our share of the manufacturing plants and is decreased by recognition of our share of equity loss, which is equal to the depreciation and amortization of the assets of the PO joint ventures. Other changes in the investment balance are principally due to our additional capital contributions to the PO Joint Ventures to fund capital expenditures.”

14. Please disclose the amount of product offtake recognized as inventory and within cost of sales from your PO Joint Ventures for each period presented. Refer to ASC 850-10-50-1 for guidance.

Response:

As discussed in response to comment 13, above, we report the cost of our product offtake from the PO Joint Ventures as inventory. This cost represents the procurement of raw materials from unrelated parties and manufacturing costs incurred by the Company. The related party transactions between the Company and the PO Joint Ventures after eliminations are the physical product offtake, our capital contribution to the joint ventures and the associated depreciation of the manufacturing plants. The Company discloses the capital contributions and the depreciation incurred on the PO Joint Venture manufacturing facilities in Note 8, Investments in PO Joint Ventures and Note 7, Property, Plant and Equipment, Goodwill and Intangible Assets, respectively. In future filings, the Company will revise its disclosure in Note 8, Investments in PO Joint Ventures in accordance with ASC 850-10-50-1b to include the volume of product offtake from the PO Joint Ventures for each period presented to provide a better understanding of the effects of our transactions with the PO Joint Ventures on the Consolidated Financial Statements.

15. Fair Value Measurement, page 102

15. In future filings, please provide the disclosures required by ASC 820-10-50-2 for all nonrecurring fair value measurement during each period presented.

Response:

The Company confirms that, in future filings, it will provide the requested disclosures in substantially the following format (using fiscal 2012 and 2011 information):

Fair Value Measurements on a Nonrecurring Basis

	December 31, 2012
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
Property, Plant and Equipment (held and used) (a)	$4	—	—	$4

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

(a)	In accordance with ASC 360-10, Property Plant and Equipment (held and used) with a carrying amount of $26 million were written down to fair value of $4 million resulting in an impairment charge of $22 million which was included in earnings for the period. This asset impairment is related to damage to our LDPE plant in Wesseling, Germany resulting from an explosion in the reactor bay.

December 31, 2011
Millions of dollars	Fair Value	Level 1	Level 2	Level 3
Property, Plant and Equipment (held and used) (b)	$—	—	—	$—
Intangible Assets (c )	$—	—	—	$—

(b)	In accordance with ASC 360-10, Property Plant and Equipment (held and used) related to capital expenditures at the Berre Refinery , was written down to a fair value of $0. An impairment charge of $32 million was included in earnings for the period. The fair value of the impaired asset was valued using the discounted cash flow method.
(c)	In accordance with ASC 350-10, intangible assets were written down to a fair value of $0 related to certain abandoned in-process research and development projects that were determined to have no value. An impairment charge of $20 million was included in earnings for the period.

16. Pension and Other Post-retirement Benefits, page 104

16. In future filings, please provide a more company-specific description of the basis used to determine the expected long-term rate of return on assets for your US and non-US pension plans. For example, disclose the expected rate of return or range for your equity and debt securities. Please also disclose the historical rates of return on assets for the most recent 10-year period and 20-year period on a total asset level and for the two asset allocation categories utilized. This disclosure will provide investors with more specific information to better understand the expected rate of return you are using. Please refer to ASC 715-20-50-1(d)(iii) for guidance. Please provide us with the disclosures you intend to provide in future filings.

Response:

The Company confirms that it will include a more company-specific description of the basis used to determine the expected long-term rate of return on assets for our pension plans, in its next annual filing, substantially as follows:

“The expected rate of return on assets was estimated based on the plans’ asset allocation, a review of historical capital market performance, historical plan performance and a forecast of expected future asset returns. We review these long-term assumptions on a periodic basis. The weighted average expected long-term rates of return on plan assets in the U.S. and non-U.S. plans of 8.00% and 4.84%, respectively, are based on the average level of earnings that our independent pension investment advisor has advised could be expected to be earned over a fifteen to twenty year time period consistent with the plans’ target asset allocation, a review of historical capital market performance, historical plan performance (since the 1997 inception of

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

the U.S Master Trust) and a forecast of expected future asset returns. We review these long-term assumptions on a periodic basis. In the U.S. plans, the expected rate of return was derived based on the target asset allocation of 55% equity securities (XX% expected return), 30% fixed income securities (XX% expected return), and 15% alternative investments (XX% expected return). In the non-US plans, the investments consist primarily of fixed income securities whose expected rates of return range from XX% to XX%.

For the U.S. plan assets, the actual annualized total returns for the one, three, five and ten year periods ended December 31, 2013 were XX%, XX%, XX% and XX%, respectively. For the non-U.S. plan assets, the actual annualized total returns for the one, three, five and ten year periods ended December 31, 2013, were XX%, XX%, XX% and XX%, respectively. Actual rates of return may differ from the expected rate due to the volatility normally experienced in capital markets. Management’s goal is to manage the investments over the long term to achieve optimal returns with an acceptable level of risk and volatility in order to meet the benefit obligations of the plans as they come due.”

We believe this additional disclosure meets the objectives of ASC 715-20-50-1(d)(iii).

22. Segment and Related Information, page 133

17. We note your statement that you operate in five business segments. Please tell us and revise your disclosures in future filings to clarify whether these five business segments meet the definition of operating segments, or if the five business segments are reportable segments that are comprised of the aggregation of two or more operating segments. If you are aggregating operating segments into a reportable segment, please also expand your disclosures in future filings to disclose your operating segments that are aggregated into the corresponding reportable segment and confirm that all of the aggregated segments meet all six of the criteria discussed in ASC 280-10-50-11. Please note that to the extent one or more aggregated operating segment has diverged from the reportable segment’s long-term financial performance for an isolated period, detailed disclosure of this divergence should have been fully discussed and analyzed in your analysis of your segment operating results in MD&A. Please refer to ASC 280-10-50-21.a. for guidance.

Response:

The Company operates in five businesses: Olefins & Polyolefins – Americas (“O&P – Americas”); Olefins & Polyolefins – Europe, Asia and International (“O&P – EAI”); Intermediates & Derivatives (“I&D”); Refining; and Technology. Each of these businesses meets the definition of an operating segment pursuant to ASC 280-10-50-1 and the Company has not aggregated any operating segments to comprise its reportable segments.

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

The Company confirms that, in future filings, it will provide additional disclosures pursuant to ASC 280-10-50-21.a. to clarify that it has not aggregated its operating segments, substantially as follows:

“LyondellBasell’s operations are managed through five operating segments, as shown below. The Company discloses the results of each of its operating segments in accordance with ASC 280. Each of the operating segments is separately managed under a structure that includes senior executives who report directly to the Chief Executive Officer of LyondellBasell and discrete financial information for each of the segments is available. Our Chief Executive Officer uses the operating results of each of the five operating segments for performance evaluation and resource allocation and, as such, is the chief operating decision maker. The activities of each of our segments from which they earn revenues and incur expenses are described below:

Olefins and Polyolefins–Americas (“O&P–Americas”). Our O&P–Americas segment produces and markets olefins, including ethylene and ethylene co-products, and polyolefins.

Olefins and Polyolefins–Europe, Asia and International (“O&P–EAI”). Our O&P–EAI segment produces and markets olefins, including ethylene and ethylene co-products, polyolefins, and polypropylene compounds.

Intermediates and Derivatives (“I&D”). Our I&D segment produces and markets propylene oxide (“PO”) and its co-products and derivatives, acetyls, ethanol, ethylene oxide (“EO”) and its derivatives, and oxygenated fuels, or oxyfuels.

Refining. Our Refining segment refines heavy, high-sulfur crude oils and other crude oils of varied types and sources on the U.S. Gulf Coast.

Technology. Our Technology segment develops and licenses chemical and polyolefin process technologies and manufactures and sells polyolefin catalysts.”

18. Similar to your long-lived asset presentation, please provide geographic data for sales and other operating revenues by country in future filings. Please refer to ASC 280-10-50-41.a. for guidance.

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

Response:

The Company confirms that in future filings, it will provide revenues by country as requested substantially as follows (using fiscal 2012 information):

Millions of Dollars	Sales and Other Operating Revenues	Long-Lived Assets (a)
United States	$23,622	$5,364
Germany	3,660	1,747
France	1,633	557
Italy	1,551	515
Mexico	1,519	166
The Netherlands	1,032	730
Other	12,335	1,635

Total	$45,352	$10,714

(a)	Long-lived assets include Property, plant and equipment, net, Intangible assets and Equity investments.

24. Unaudited Quarterly Results, page 138

19. In future filings, please include gross profit (i.e., sales and other operating revenues less cost of sales) in your quarter financial results presentation. Please refer to Item 302(a)(1) of Regulation S-K for guidance.

Response:

The Company confirms that it will include the disclosure requested in future filings.

Form 8-K Filed June 7, 2013

20. We note that you intend to migrate your tax residence from The Netherlands to the United Kingdom. In your next periodic report, please include expanded disclosure that describes the expected impact on future income tax exposure as a result of the change from The Netherlands domicile to United Kingdom domicile. The disclosure should provide analysis allowing investors to understand the decision through the eyes of management and should include quantified information as appropriate. Please provide us with the disclosure you intend to include in future filings.

Response:

The Company confirms that in its next periodic report, it will expand its disclosure to describe the expected impact on the Company’s income tax exposure as a result of the change from The Netherlands domicile to the United Kingdom domicile. Below is the disclosure we would make today under existing circumstances:

“In May 2013, the Company announced the planned migration of its tax domicile from The Netherlands, where the Company is incorporated, to the United Kingdom. The Company has taken the steps necessary for the migration and, as a result thereof, currently is considered a dual tax resident, subject to both Dutch and U.K. taxes. The Company will remain incorporated in The Netherlands and its operating subsidiaries will maintain their existing offices for European operations in Rotterdam. The rights of shareholders under Dutch corporate law will not be affected.

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

Until the migration is successfully completed, it is expected that the Company will be a dual resident for tax purposes of both the U.K and The Netherlands. The Company does not believe that the dual residency will have any material impact on the Company’s effective tax rate or tax cash outflow, nor should such dual residency have a material impact to shareholders.

The dual tax residency is expected to terminate in the third quarter of 2013 after the Dutch and U.K. tax authorities have completed a mutual agreement procedure to determine whether the Company ultimately is a Dutch or U.K. tax resident. When and if the dual residency is terminated such that the Dutch and U.K. tax authorities agree that the Company should be treated solely as a U.K. tax resident, the Company will become subject to the U.K. corporate tax system on its income and its dividend distributions to its shareholders will not be subject to U.K. withholding tax, as the U.K. currently does not levy a withholding tax on dividend distributions. There will be no immediate impact on the Company’s income tax exposure. Rather, the Company’s U.K. tax residency will provide the Company with greater flexibility in structuring its subsidiary operations and more certainty as to the tax treatment of its global cash management and repatriation strategies.

Additionally, although the general U.K. corporate income tax rate is currently lower than The Netherlands corporate tax rate (23% vs. 25%) and is scheduled to become even more favorable in 2014 and 2015 (when the U.K. rate is scheduled to decrease to 21% and 20%, respectively), such difference is not expected to provide significant reductions in the Company’s tax liabilities. The Company, through its subsidiaries, has substantial operations world-wide and in recent years has earned significant income in the United States. Taxes are paid on the earnings generated in different jurisdictions, including the United States, The Netherlands, Germany and other countries. The Company’s consolidating parent has little or no taxable income of its own because, as a holding company, it does not conduct any operations. Instead, the subsidiaries through which the Company operates have tax liabilities that are paid on their operating income in the jurisdictions in which they operate. The Company’s provision for income taxes as reported in its Consolidated Statements of Income for the year ended December 31, 2012 of $1.3 billion consists almost entirely of the income taxes owed by the Company’s subsidiaries.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Terence O’Brien

Securities and Exchange Commission

August 13, 2013

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments. If there are any questions, please feel free to contact Billy Allen, Vice President – Finance at (713) 309-7181 or me at (713) 309-7408.

Very truly yours,

/s/ Karyn F. Ovelmen
Karyn F. Ovelmen
Executive Vice President & Chief Financial Officer

cc:	Tracey Smith (SEC)
Billy Allen, VP–Finance